UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-42293

PTL LIMITED

(Translation of registrant’s name into English)

21 Bukit Batok Crescent

#24-71, WCEGA Tower

Singapore 658065

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Share Consolidation

On February 24, 2026, PTL Limited (the “Company”) issued a press release announcing the approval of the proposed 1-for-80 share consolidation of the Class A ordinary shares (“Class A Ordinary Shares”) and Class B ordinary shares (“Class B Ordinary Shares”, together with the Class A Ordinary Shares, the “Ordinary Shares”) of no par value each (the “Share Consolidation”).

Beginning with the opening of trading on February 27, 2026, being the market effective date, the Class A Ordinary Shares will be trading on a post-Share Consolidation basis on the Nasdaq Capital Market under the same symbol “PTLE” but under a new CUSIP number of G7377S127. The objective of the Share Consolidation is to enable the Company to regain compliance with Nasdaq Marketplace Rule 5550(a)(2) and maintain its listing on the Nasdaq Capital Market.

As of the date hereof, 491,237,500 Class A Ordinary Shares and 11,250,000 Class B Ordinary Shares are outstanding. Upon the effectiveness of the Share Consolidation, every 80 issued and outstanding Ordinary Shares of no par value each will automatically be consolidated into one issued and outstanding Ordinary Share of no par value each and 6,140,469 Class A Ordinary Shares and 140,625 Class B Ordinary Shares will be outstanding. No fractional shares will be issued as a result of the Share Consolidation. Instead, any fractional shares that would have resulted from the Share Consolidation will be rounded up to the next whole number. The Share Consolidation affects all shareholders uniformly and will not alter any shareholder’s percentage interest in the Company’s outstanding Ordinary Shares, except for adjustments that may result from the treatment of fractional shares. The Share Consolidation was approved by the Company’s board of directors on February 11, 2026 and its shareholders on June 16, 2025.

A copy of the press release dated February 24, 2026 is included as Exhibit 99.1 to this report.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release, dated February 24, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2026	PTL Limited

	By:	/s/ Ying Ying Chow
	Name:	Ying Ying Chow
	Title:	Chief Executive Officer

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